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50 Easy Ways You Could Make Extra Money This Month

By The Penny Hoarder Staff



If you needed extra money, like, yesterday, you've come to the right spot.

Our team has compiled a list of creative opportunities. Certainly, there's something here that fits your needs.

This is a long list, so don't get overwhelmed. Go ahead, you can start now, but be sure to bookmark this post so you can easily return later. We'll keep it updated as offers change or expire.

Without further delay, here are 50 money opportunities:

You Can Start Investing in Real Estate for Just $10

You don't need to be a millionaire or know how to be a landlord to invest in real estate. With **the Fundrise Flagship Fund**, you can start with just $10 and let your money do the work for you.

So where does your $10 go? The Flagship Fund pools money from everyday investors and uses it to buy and manage real estate, things like apartment buildings or housing developments. As these properties earn money, you could receive quarterly dividends or watch your investment grow over time.

You don't have to deal with tenants, repairs, or any of the hard stuff. The Flagship Fund takes care of it all, and you can track your progress anytime right from your phone. It only takes a few minutes to get started.

You can join the Fundrise Flagship Fund today and start building wealth with just $10.

Already Earn 6 Figures? Here's How You Can Get Ahead of the 1%

By The Penny Hoarder Staff



Earning six figures is a big accomplishment, but let's be real — making good money doesn't automatically guarantee long-term wealth. The difference between staying comfortable and truly getting ahead comes down to what you do with that extra income.

The top 1% know how to make their money work harder, finding smart ways to grow their wealth without sacrificing their time. The good news? You don't need to be an expert to follow their lead. With the right moves, you can start turning your income into lasting financial security.

Ready to take your next step toward real wealth? Here's how to do it.

You Can Start Investing in Real Estate for Just $10

You don't need to be a millionaire or know how to be a landlord to invest in real estate. With **the Fundrise Flagship Fund**, you can start with just $10 and let your money do the work for you.

So where does your $10 go? The Flagship Fund pools money from everyday investors and uses it to buy and manage real estate, things like apartment buildings or housing developments. As these properties earn money, you could receive quarterly dividends or watch your investment grow over time.

You don't have to deal with tenants, repairs, or any of the hard stuff. The Flagship Fund takes care of it all, and you can track your progress anytime right from your phone. It only takes a few minutes to get started.

You can join the Fundrise Flagship Fund today and start building wealth with just $10.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Building Wealth on Any Budget - 7 Money Strategies That Can Deliver

By The Penny Hoarder Staff



You don't need a six-figure income or a trust fund to start building wealth. The truth is, anyone can grow their finances with the right strategies, no matter the size of their budget. From innovative investment tools to high-yield savings options, there are smart ways to make your money work for you — without sacrificing your lifestyle.

Ready to take the first step toward financial growth? Here are proven money strategies that can deliver results, no matter your starting point.

You Can Start Investing in Real Estate for Just $10

You don't need to be a millionaire or know how to be a landlord to invest in real estate. With **the Fundrise Flagship Fund**, you can start with just $10 and let your money do the work for you.

So where does your $10 go? The Flagship Fund pools money from everyday investors and uses it to buy and manage real estate, things like apartment buildings or housing developments. As these properties earn money, you could receive quarterly dividends or watch your investment grow over time.

You don't have to deal with tenants, repairs, or any of the hard stuff. The Flagship Fund takes care of it all, and you can track your progress anytime right from your phone. It only takes a few minutes to get started.

You can join the Fundrise Flagship Fund today and start building wealth with just $10.

Small Budget, Big Returns: 6 Smart Investments You Can Try

By The Penny Hoarder Staff



Think you need a fortune to start investing? Think again. Some of the smartest investment opportunities today are designed for everyday budgets, letting you grow your wealth without breaking the bank. Whether it's real estate, high-yield accounts, or innovative platforms, there are options that can deliver big returns — even with a small starting budget.

Ready to make your money work harder for you? Here are smart investments that could help you turn a little into a lot.

You Can Start Investing in Real Estate for Just $10

You don't need to be a millionaire or know how to be a landlord to invest in real estate. With **the Fundrise Flagship Fund**, you can start with just $10 and let your money do the work for you.

So where does your $10 go? The Flagship Fund pools money from everyday investors and uses it to buy and manage real estate, things like apartment buildings or housing developments. As these properties earn money, you could receive quarterly dividends or watch your investment grow over time.

You don't have to deal with tenants, repairs, or any of the hard stuff. The Flagship Fund takes care of it all, and you can track your progress anytime right from your phone. It only takes a few minutes to get started.

You can join the Fundrise Flagship Fund today and start building wealth with just $10.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

You Can Build Wealth the 1% Way - Here's How

By The Penny Hoarder Staff



What do the wealthiest people know that others don't? The answer isn't as complicated as you might think. From strategic real estate investments to high-yield accounts that actually pay you back, the 1% have mastered how to make their money work harder than they do.

The good news? You don't need millions to follow their lead. With a few smart moves, you can start building wealth like the pros — no exclusive club membership required. Here's how you can get started today:

You Can Start Investing in Real Estate for Just $10

You don't need to be a millionaire or know how to be a landlord to invest in real estate. With **the Fundrise Flagship Fund**, you can start with just $10 and let your money do the work for you.

So where does your $10 go? The Flagship Fund pools money from everyday investors and uses it to buy and manage real estate, things like apartment buildings or housing developments. As these properties earn money, you could receive quarterly dividends or watch your investment grow over time.

You don't have to deal with tenants, repairs, or any of the hard stuff. The Flagship Fund takes care of it all, and you can track your progress anytime right from your phone. It only takes a few minutes to get started.

You can join the Fundrise Flagship Fund today and start building wealth with just $10.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.